MAIL STOP
									April 7, 2006

Mark A. Roche, Esq.
Senior Vice President, General Counsel and Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015

RE:	Fortune Brands, Inc.
	Registration Statement on Form S-4
	File No. 333- 131990
	Filed March 29, 2006

Dear Mr. Roche:

      We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 13

1. The following risk factors still appear to be generic and/or do not pose a currently material risk. Please refer to the following:
* We compete in three distinct market segments, and our failure to attract and retain qualified personnel..." page 15
* "Changes in golf equipment regulatory standards..."

Woodcraft Disposition, page 23

2. We note the revisions in response to prior comment 18. Please disclose the results of the analyses used to determine the fair market value and the material assumptions made.

Background of the Merger, page 27

3. Please disclose what types of inquiries were made by other potential acquirors mentioned in the first paragraph of this section as well as the reasons why they were disregarded.

4. We note that the board considered multiples of earnings being paid by similarly situated companies in the same industry. Please disclose how this transaction compares to those other transactions.

5. Quantify the valuations discussed in the fifth and sixth paragraphs in more definite terms so that investors can compare these valuations to the aggregate merger consideration of $630 million.

6. Please identify the members of the respective management teams that met in early December 2005.

7. In the sixth paragraph, please clarify who Mr. Klein is and his position with the company.

8. We note your response to comment 24 of our March 21, 2006 letter.
Please disclose in the filing that the SBR`s board did not believe that there were negative factors with respect to the contemplated merger.

Fortune Brands Reasons for the Merger, page 28

9. Please explain why a decline in prices for petroleum based raw materials is a mitigating factor.

Conditions to the Consummation of Merger, page 42

10. We note your response to comment 31 of our March 21, 2006 letter.
However, we reissue this comment as the waiver of conditions, such as the receipt of a tax opinion, can significantly affect a shareholder`s understanding of the consequences of the transaction.
For instance, the taxation of this transaction can be akin to a change in the transaction`s consideration. Shareholders should have a basic understanding of the circumstances that would lead to you waiving important conditions to the merger.

Material Federal Income Tax Consequences, page 51

11. Given that you have obtained a tax opinion, please revise this section to identify tax counsel and to state that the discussion is counsel`s opinion.

12. Please clarify to state whether the transaction will qualify as a reorganization within the meaning of section 368(a) of the internal revenue code. The current disclosure assumes the conclusion you are trying to assert.

Stock Purchase Plan, page 70

13. Please disclose whether any officers or directors received stock under the plan and describe how these shares will be treated in the merger.

Exhibits

14. Please renumber the tax opinions as exhibits 8.1 and 8.2.

15. Please be advised that executed tax opinions must be filed prior to effectiveness of the registration statement. Counsel must also consent to both the reproduction of the opinion as an exhibit to the registration statement and to the prospectus discussion.

Exhibit 5.2

16. Please remove language from the last paragraph of the opinion that it may only be relied upon by the board of directors.

Exhibit 5.3

   The reference to Mayer, Brown, Rowe & Maw LLP in the last paragraph on page one of Exhibit 5.3 is unclear. Please revise.

Closing Comments

      Please contact Craig Slivka at (202) 555-3729 or Chris
Edwards,
Special Counsel, at (202) 551-3742 with any questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

cc:	Gregory J. Bynan, Esq.
	Winston & Strawn, LLP
	(312) 558-5700
Mark A. Roche, Esq.
Fortune Brands, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE